UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Navios Maritime Containers L.P.
(Name of Issuer)

Common Units, representing limited partner interests
(Title of Class of Securities)

Y62151 108
(CUSIP Number)

Vasiliki Papaefthymiou
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco
(011) +(377) 9798-2140
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(1-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Navios Maritime Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,592,276

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
11,592,276

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,592,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 32,445,577 common units issued and outstanding, as disclosed in the Report on Form 6-K filed by the issuer with the U.S. Securities and Exchange Commission on November 16, 2020. All amounts contained in this report do not reflect holdings of approximately 3.9% of the Issuer’s common units held by Navios Maritime Holdings Inc., that owns approximately 18.2% of the equity interests of the Reporting Person.

Explanatory Note

Pursuant to Rule 13(d)-2 promulgated under the Securities Exchange Act of 1934, as amended, this Schedule 13D/A (this “Amendment No. 1) filed on November 17, 2020 amends the Statement on Schedule 13D filed on December 11, 2018 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”), relating to the common units of the Issuer. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented to include the following:

On November 16, 2020, the Reporting Person submitted a letter (the “Proposal Letter”) to the board of directors of the Issuer for the combination of the Issuer with the Reporting Person by means of a merger in which each common unit of the Issuer not held by the Reporting Person would be exchanged for 0.37 of a common unit of the Reporting Person. The Reporting Person does not intend to update the Schedule 13D by making further disclosure regarding the subject matter of the Proposal Letter until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal Letter is attached hereto as Exhibit 99.1 and the information in the Proposal Letter is incorporated herein by reference.

In addition, on November 16, 2020, the Reporting Person issued a press release announcing the proposal set forth in the Proposal Letter. A copy of the press release issued by the Reporting Person is attached hereto as Exhibit 99.2 and the information in the press release is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)	As of the date of this Amendment No. 1, the Reporting Person holds 11,592,276, or approximately 35.7%, of the Issuer’s outstanding common units.

(b)	The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Issuer’s common units owned by the Reporting Person.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 1.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.1  Letter dated November 16, 2020 from the Reporting Person to the Issuer.

Exhibit 99.2  Press release issued by the Reporting Person on November 16, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, 1 certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME PARTNERS L.P.

Date: November 17, 2020	By:	/s/ Angeliki Frangou
		Name:	Angeliki Frangou
		Title:	Chief Operating Officer